EXHIBIT 12.1

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)	Year Ended December 31,
EARNINGS	2007	2006	2005	2004	2003

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$455	$(212)	$441	$226	$(719)
Add:
Amortization of previously capitalized interest	10	12	11	11	11
Distributed income of equity investees	3	5	7	3	3
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	10

Total additions	13	17	18	14	24
Deduct:
Capitalized interest	10	7	7	7	8
Minority interest in pre-tax income of consolidated subsidiaries with no fixed charges	14	8	12	11	11

Total deductions	24	15	19	18	19
TOTAL EARNINGS (LOSS)	$444	$(210)	$440	$222	$(714)

FIXED CHARGES
Interest expense	$452	$451	$411	$369	$296
Capitalized interest	10	7	7	7	8
Amortization of debt discount, premium or expense	24	19	27	61	44
Interest portion of rental expense(1)	101	98	94	91	89
Proportionate share of fixed charges of investees accounted for by the equity method	1	—	—	—	7

TOTAL FIXED CHARGES	$588	$575	$539	$528	$444

TOTAL EARNINGS BEFORE FIXED CHARGES	$1,032	$365	$979	$750	$(270)

RATIO OF EARNINGS TO FIXED CHARGES	1.76	*	1.82	1.42	**

*	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $210 million.

**	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $714 million.

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.